1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated November 25, 2024

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Xinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

EXHIBIT INDEX

Exhibit	Description
99.1	Announcement on 2024/11/20	Announcement related to the change of business location of the Company's stock affairs agency "Yuanta Securities Co., Ltd. Registrar & Transfer Department

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 25, 2024
Chunghwa Telecom Co., Ltd.

By: /s/ Wen-Hsin Hsu
Name: Wen-Hsin Hsu
Title: Chief Financial Officer

EXHIBIT 99.1

Announcement related to the change of business location of the Company's stock affairs agency "Yuanta Securities Co., Ltd. Registrar & Transfer Department

Date of events: 2024/11/20

Content:

1.
Date of occurrence of the event: 2024/11/20
2.
Company name: Chunghwa Telecom Co., Ltd.
3.
Relationship to the Company (please enter "head office" or "subsidiaries"): Head office
4.
Reciprocal shareholding ratios: N/A
5.
Cause of occurrence:

The Company's stock affairs agency "Yuanta Securities Co., Ltd. Registrar & Transfer Department" will change its business location since December 9, 2024, and the new address and contact number are listed in detail as follows:

(1)
Address: B1F., No. 67, Sec. 2, Dunhua S. Rd., Da'an Dist., Taipei City 106.
(2)
Tel: (02)2586-5859
6.
Countermeasures:

From December 9, 2024, all shareholders of the Company need to contact for stock transfer, interest payment or allotment, change of address, loss report of stock, pledge setting and cancellation, change of seal or report of loss and for other matters related to stock affairs, please visit or mail to the new address "B1F., No. 67, Sec. 2, Dunhua S. Rd., Da'an Dist., Taipei City 106" for handling.

7.
Any other matters that need to be specified (the information disclosure also meets the requirements of Article 7, subparagraph 9 of the Securities and Exchange Act Enforcement Rules, which brings forth a significant impact on shareholders rights or the price of the securities on public companies.): None